Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street     |     Palo Alto, CA 94304-1115     |     tel 650.233.4500     |     fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

November 13, 2014

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Adviser

Re:	Ikanos Communications, Inc.
Registration Statement on Form S-1
Filed October 20, 2014
File No. 333-199474

Ladies and Gentlemen:

On behalf of Ikanos Communications, Inc. (“Ikanos” or the “Company”), this letter responds to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 30, 2014. Set forth below are the Company’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the Staff’s letter.

In addition, we are concurrently sending to the Staff three copies of Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) that have been marked to show changes to the initial filing. Please let us know if the Staff would like additional copies.

General

1.

We note that the Tallwood Group may beneficially own up to 52% of your total issued and outstanding common stock, depending upon the amount of subscription rights exercised. Please provide us with an analysis of whether this rights offering may constitute a first step in a going private transaction. If you do not currently intend to take actions that would result in a going private effect as described in Exchange Act Rule 13e-3(a)(3)(ii), please confirm in your response letter and within the disclosure that the rights offering is not the

Securities and Exchange Commission

November 13, 2014

first step in a series of transactions undertaken with the purpose of reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3.

Response: The Company respectfully advises the Staff that the Rights Offering is not a first step in a going private transaction and the Company does not currently intend to take actions that would result in a going private effect. Currently there are 300 or more holders of record of the Company’s common stock and the Company’s total assets on the last day of each of fiscal years 2011, 2012 and 2013 were $77.6 million, $73.8 million and $72.0 million, respectively. The purchase of shares of the Company’s common stock by the Tallwood Group in the Rights Offering will not result in a reduction in the number of holders of record of the Company’s common stock. The Rights Offering will only result in the Company’s existing stockholders either maintaining or increasing their holdings of the Company’s common stock depending on whether they choose to participate in the Rights Offering. As such, the Right Offering and the Standby Purchase will not cause (1) the Company’s common stock to become eligible for termination of registration under Rule 12g-4, (2) the Company’s reporting obligations to become eligible for suspension under Rule 12h-3 or (3) the Company’s common stock to be delisted from The NASDAQ Capital Market. As the Company is not a foreign private issuer, Rule 12h-6 is inapplicable.

The Company has revised the Registration Statement as requested to state its intention with respect to a going private transaction.

Questions and Answers Relating to the Rights Offering, page 3

What is the Over-Subscription Privilege, page 3

2.	We note your disclosure here and on page 50 noting that the Tallwood Group, pursuant to the standby agreement, will purchase at the subscription price in a private offering, a number of shares of your common stock equal to the difference between (i) 27,439,023 and (ii) the number of shares of your common stock purchased in the rights offering. It is not clear, however, under what set of circumstances the standby purchase would not be required. Please advise. Please consider revising your disclosure to make this point more clear.

Response: The Company respectfully advises the Staff that the only circumstances in which the Tallwood Group would not be required to purchase shares under the Standby Purchase Agreement are if it purchases at least 27,439,023 shares in

Securities and Exchange Commission

November 13, 2014

the Rights Offering, or if there is a failure to satisfy the conditions to closing contained in the Standby Purchase Agreement and described in the Registration Statement under the heading “The Standby Purchase”. The Company has revised the Registration Statement to clarify the first situation in which the Standby Purchase would not be required.

***************

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Company’s response to the comments received from the Staff may be directed to the undersigned at (650) 233-4670. Comments can also be sent via email at gabriella.lombardi@pillsburylaw.com.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Dennis A. Bencala

Andrew Hughes